Exhibit 1.01

AAR CORP.

Conflict Minerals Report

For the Calendar Year Ended December 31, 2023

AAR CORP. has prepared this Conflict Minerals Report (“CMR”) for the calendar year ended December 31, 2023 to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and the disclosure requirements of Form SD (collectively, the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes reporting obligations on SEC registrants whose manufactured products contain certain minerals that are necessary to the functionality or production of those products. The subject minerals are cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum and tungsten (the minerals and their derivatives are collectively referred to in this CMR as the “Conflict Minerals”).

AAR CORP. and its consolidated entities are collectively referred to in this CMR as “AAR,” “Company,” “we,” “us,” and “our” unless the context indicates otherwise.

1.	Company Overview

AAR provides a diversified portfolio of products and services to the worldwide aviation and government and defense markets. For part of calendar year 2023 (through the end of the fiscal year ending May 31, 2023), we reported our activities in two business segments: Aviation Services and Expeditionary Services. As announced on July 18, 2023, during the first quarter ending August 31, 2023, our chief operating decision maker (“CODM”) implemented changes in how he organizes the business, allocates resources, and assesses performance. Specifically, this new structure resulted in the separation of our Aviation Services segment into three new operating segments: Parts Supply, Repair and Engineering and Integrated Solutions. Therefore, beginning with the first quarter ending August 31, 2023, we report under this new structure using the following four operating segments: Parts Supply, Repair and Engineering, Integrated Solutions and Expeditionary Services.

Within the business segments, there are three AAR business units that potentially fit within the scope of the Rule for calendar year 2023. These three business units, together with a description of the principal categories of products that were manufactured by or for those business units in calendar year 2023, are set forth below:

	Business Unit	Principal Categories of Products
1.	Mobility Systems business	Air transportable containers, air cargo pallets, palletized systems, and mobile shelters used in various military applications and humanitarian efforts
2.	Engineering Services business	Part design and fabrication, modification kit assembly and engineering for aircraft interior reconfigurations, structural and systems modifications and avionic upgrades
3.	In-Tech business	Communications systems and reset programs for military and emergency services applications and equipment used to integrate such communication systems into vehicles, mobile shelters or hard-fixed facilities

In calendar year 2023, we continued to analyze the products within these three business units to determine the use of any Conflict Minerals. We also conducted country of origin inquiries and due diligence, as required, to determine the sourcing of any Conflict Minerals used in our products. This CMR is based on these efforts and relates to products within the three business units that contain Conflict Minerals that are necessary to their functionality or production, and for which manufacturing was completed during calendar year 2023.

2.	Reasonable Country of Origin Inquiry (“RCOI”) Process

AAR does not purchase any raw ore or unrefined Conflict Minerals used in AAR’s products directly from mines, smelters or refiners or have any direct relationships with mines, smelters or refiners. Therefore, we must rely on our direct suppliers to provide information on the origin of any Conflict Minerals contained in materials and components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. Accordingly, our ability to provide the required Conflict Minerals information depends on the cooperation that we receive from our direct suppliers and the cooperation they, in turn, receive from their suppliers.

Each of the three business units identified above analyzed the relevant design information, bills of materials, and material content data forms used with potentially in-scope suppliers as a part of AAR’s RCOI based on the likelihood that the items purchased from those suppliers contained Conflict Minerals and all new suppliers for CY23 were included for surveying. The business units surveyed the in-scope suppliers (the “Supplier Group”) using the Conflict Minerals Reporting Template (“CMRT”) to facilitate disclosure and communication of information regarding smelters and refiners that provide material to our supply chain.

Our RCOI was designed to determine whether any of the Conflict Minerals may be from scrap or recycled sources or if they originated from the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola (the “Covered Countries”). We determined that the identification of smelters and refiners by our supply chain is the most reasonable and reliable means for us to address the source and chain of custody of Conflict Minerals in our supply chain.

The Supplier Group responses to our surveys revealed that: some of the Conflict Minerals used in AAR’s products may be from scrap or recycled sources; some of the Conflict Minerals used in AAR’s products are sourced from outside the Covered Countries; and some of the Conflict Minerals used in AAR’s products are or may be sourced from the Covered Countries. Since we identified some sourcing from the Covered Countries that were not recycled or scrap services, we proceeded to perform the due diligence described below.

3.	Due Diligence Process

3.1	Due Diligence Framework

The Company designed its due diligence measures to conform, in all material respects, to the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from the Conflict-Affected and High-Risk Areas: Third Edition (2016), including the related supplements for gold and for tin, tantalum and tungsten (collectively, the “OECD Framework”).

3.2	Due Diligence Performed

3.2.1	Establish Strong Company Management Systems

(a)	Conflict Minerals Policy

Our conflict minerals policy includes a statement on AAR’s commitment to working with our global supply chain to ensure compliance with the Rule. AAR’s expectations for its suppliers to participate in our conflict minerals compliance program are also set forth in the policy. The policy is publicly available on our website under “Corporate Governance” in the “Investors” section. The content on, or accessible through, any web site referred to in this CMR is not incorporated by reference into this CMR unless expressly noted. As part of the training conducted during the implementation of our conflict minerals compliance program in calendar year 2023, the employees at the identified business units were reminded that the policy is available on the website.

(b)	Internal Conflict Minerals Compliance Team

The Company’s Senior Corporate Counsel leads a team of employees who are responsible for implementing AAR’s conflict minerals compliance program and executing the supply chain reasonable country of origin and due diligence processes (the “Compliance Team”). The Compliance Team includes employees from each of the three identified business units who work in functions such as engineering services and supply chain. We also retained outside specialist consultants to advise us in connection with our conflict mineral compliance program.

(c)	System of Controls and Transparency over the Mineral Supply Chain

Because we do not have direct relationships with smelters or refiners, the Compliance Team continued to survey the Supplier Group using the CMRT which requires the Supplier Group to work with their upstream supply chain to identify the smelters and refiners that process the Conflict Minerals used in our products.

(d)	Company Engagement with Suppliers

The Compliance Team e-mailed the respective members of the Supplier Group to explain AAR’s obligations under the Rule and to outline AAR’s expectations for the Supplier Group to cooperate with AAR’s request for assistance. The identified business units also used CMRTs to facilitate identifying the need to gather conflict minerals information at the time of engagement. We also worked with our Supplier Group to answer questions and provide guidance on our conflict minerals policy or program.

(e)	Grievance Mechanism

AAR maintains an employee hotline that allows employees, suppliers and other third parties to report (anonymously, if desired) any questions, concerns or violations of the Company’s standards of conduct, policies, and applicable laws and regulations. AAR has also established an e-mail account which any party can use to report questions specifically related to our conflict minerals policy or program.

3.2.2	Identification and Assessment of Risk in the Supply Chain

The Compliance Team tracked the Supplier Group’s completion of the CMRTs. The Compliance Team reviewed responses from the Supplier Group to identify where a supplier indicated that it was sourcing from a Covered Country. The Compliance Team also tracked the disclosure of smelters to determine whether smelters were sourcing from a Covered Country and, if so, whether those smelters are identified as conformant by the Responsible Minerals Initiative (RMI).

3.2.3	Strategy to Respond to Identified Risks

We developed a risk management plan to address concerns that a supplier may be selling items to AAR that contain Conflict Minerals sourced from the Covered Countries through a non-certified smelter. If a supplier indicates that items it sells to AAR may contain Conflict Minerals sourced from a non-certified smelter in a Covered Country, we will follow up with the supplier to obtain more information, including the basis for the information provided, as well as information regarding the source and chain of custody for the subject Conflict Minerals. Identified risks will be reported to AAR’s Senior Corporate Counsel who will work with the Compliance Team and ultimately members of senior management to determine appropriate follow-up actions, if any, to mitigate risks.

Our conflict minerals policy states that, if a supplier is unwilling to support AAR in its conflict minerals compliance efforts, AAR and its subsidiaries may take remediation steps, up to and including terminating the supplier and pursuing alternative sourcing arrangements. We also state in our policy that AAR and its subsidiaries may take remediation steps if a supplier cannot determine whether its materials or products contain Conflict Minerals sourced from the Covered Countries. To date, we have not had any instances where it was necessary to terminate or take other remedial action with a supplier.

3.2.4	Independent Third-Party Audits of Due Diligence Practices at Smelters and Refiners

We do not have any direct relationships with smelters or refiners and, therefore, rely upon the Responsible Minerals Assurance Process (“RMAP”) and other industry validation efforts.

3.2.5	Report on Supply Chain Due Diligence

AAR’s conflicts minerals policy is posted to the Company’s public website at www.aarcorp.com under “Corporate Governance” in the “Investors” section. Upon filing our Form SD and this CMR with the SEC, a copy of those documents will also be publicly available on our website under “Financial Reports and Filings” in the “Investors” section.

4.	Due Diligence Results

Our due diligence of our Supplier Group in 2023 yielded the following results:

•	Based on our RCOI, we identified 22 suppliers[1] in our Supplier Group and received responses from 18 (82%) of such suppliers. Some of the non-responding suppliers advised us that they believed they were not within the scope of the Rule.

•	17 of our suppliers responded with a completed CMRT. Of those, 17 suppliers (100%) stated that their materials and components contained Conflict Minerals within the scope of the Rule (the “Conflict Minerals Supplier Group”).

•	16 of the 17 suppliers (94%) in the Conflict Minerals Supplier Group disclosed smelters.

Some of our suppliers may have reported smelters/refiners that were not in our supply chain due to over-inclusiveness in the information they received from their suppliers or for other reasons. For example, the majority of suppliers reported their sourcing results on a company-wide basis, rather than on a product-specific basis or were unable to determine the facility or smelter and/or country of origin for the Conflict Minerals contained in their products. A supplier's failure to identify a specific facility or smelter and/or country of origin at any point in its supply chain will drive an equivalent response for the Company. In addition, the smelters/refiners that were reported by our suppliers may not include all of the smelters/refiners in our 2023 supply chain because (i) some of our suppliers were not able to identify all of the smelters/refiners used to process the necessary Conflict Minerals contained in our in-scope products, and (ii) not all of our suppliers responded to our inquiries.

1 In-scope suppliers do not include known distributors and the suppliers who reported no conflict minerals in prior year.

•	5 suppliers of the 16 suppliers in the Conflict Minerals Supplier Group who disclosed smelters claim that they source from a Covered Country.

•	21 of 21 smelters claiming to be sourced from a Covered Country (100%) are listed as Conformant on RMI’s Standard Smelter Lists as of December 30, 2023.

The table below presents a summary of the smelters and refiner information; the smelters/refiners referenced below have been verified as conformant or active by RMI.

Smelters & Refiners

Smelters and refiners audited and determined to be RMAP Conformant by RMI	222
Active smelters and refiners determined to be RMAP Conformant by RMI	5
Total RMAP Conformant and Active	227

5.	Risk Mitigation Steps

We will continue to take the following steps to improve our due diligence efforts and to mitigate further any future risk that our products contain Conflict Minerals that could finance or benefit armed groups in the Covered Countries:

(a)	Continue to communicate to our Supplier Group our expectations and information requirements for our conflict minerals compliance program;

(b)	Continue to work with our in-scope suppliers in order to increase our survey response rate and obtain more complete and consistent information on the origin and chain of custody of Conflict Minerals contained in items sold to AAR;

(c)	Include provisions in new or renewed agreements with suppliers, including members of the Supplier Group, to establish obligations and, where appropriate, financial incentives or penalties for such suppliers to cooperate with AAR’s compliance efforts as required by the Rule; and

(d)	Review the potential opportunities and advantages of using automated tools to assist with reasonable country of origin and due diligence processes.

6.	Independent Audit

This CMR is not subject to an independent audit under the Rule.

Forward-Looking Statements

This CMR contains certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on beliefs of Company management, as well as assumptions and estimates based on information currently available to the Company, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, including those factors discussed under Item 1A, entitled “Risk Factors,” included in the Company’s Form 10-K for the fiscal year ended May 31, 2023 and in subsequent SEC filings. Should one or more of these risks or uncertainties materialize adversely, or should underlying assumptions or estimates prove incorrect, actual results may vary materially from those described. These events and uncertainties are difficult or impossible to predict accurately and many are beyond the Company’s control. The Company assumes no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.